Exhibit 99.2

PricewaterhouseCoopers LLP Chartered Accountants 111 5th Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 (403) 509 7500 Facsimile +1 (403) 781 1825

Consent of Independent Auditors

We hereby consent to the use in this Registration Statement on Form F-9 (No. 333-138873) (the “Registration Statement”) of our report dated February 21, 2006 relating to the consolidated financial statements of Canadian Natural Resources Limited as at December 31, 2005 and for each of the years in the three year period ended December 31, 2005 which is incorporated by reference in such Registration Statement and to the reference to our firm under the heading of “Experts” included in this Registration Statement.

Chartered Accountants
Calgary, Canada
March 12, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.